U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                              FORM 12B-25
                             (Amendment #1)
                                                          0-26849
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            NOTIFICATION OF LATE FILING              SEC FILE NUMBER


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(CHECK ONE):   [ ] Form 10-K and Form 10-KSB           [ ] Form 20-F
               [X] Form 10-Q and 10-QSB                [ ] Form N-SAR

         For Period Ended:         October 31, 2004
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         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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  Read Instruction (On Back Page) Before Preparing Form. Please
Print Or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:

BF Acquisition Group III, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

4 Mill Park Ct.
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City, State and Zip Code

Newark, Delaware 19713


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PART II--RULES 12b-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; []

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date []; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. []

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

Amended Narrative:

On December 14, 2004, the registrant mistakenly filed Form 12b-25 describing its inability to file its Quarterly Report on Form 10-QSB for its fiscal quarter ended October 31, 2004 by the prescribed date of December 15, 2004. On November 1, 2004, the registrant changed its fiscal year end from December 31 to September 30. As a result, a Quarterly Report on Form 10-QSB for the registrant's old fiscal quarter ended October 31, 2004 was not required to be filed at any time. The registrant will cover the transition period on its Form 10-KSB, which is due on December 31, 2004.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Justin P. DiNorscia                   (302) 366-8992
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(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [ ] Yes               [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ] Yes               [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    BF Acquisition Group III, INC.
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 20, 2004                 By:  /s/ Justin P. DiNorscia
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                                         Name: Justin P. DiNorscia
                                         Title:  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                           ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

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                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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